UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARAMARK HOLDINGS CORPORATION
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

03852U106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03852U106	13G	PAGE OF 2 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 39,865,672
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 39,865,672
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,865,672
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.32% (1)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 3 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Equity Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 21,952,014
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 21,952,014
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,952,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.53% (1)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 4 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Parallel Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,864,735
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,864,735
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,864,735
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.46% (1)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 5 OF 24

1	NAME OF REPORTING PERSON Thomas H. Lee Parallel (DT) Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,596,570
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,596,570
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,596,570
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.13% (1)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 6 OF 24

1	NAME OF REPORTING PERSON THL Equity Fund VI Investors (Aramark), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 188,046
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 188,046
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08% (1)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 7 OF 24

1	NAME OF REPORTING PERSON THL Coinvestment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 40,273
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 40,273
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,273
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02% (1)
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 8 OF 24

1	NAME OF REPORTING PERSON Putnam Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 112,039
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 112,039
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.05% (1)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G	PAGE OF 9 OF 24

1	NAME OF REPORTING PERSON Putnam Investments Employees’ Securities Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 111,995
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 111,995
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,995
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.05% (1)
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
The calculation of the foregoing percentage is based on 230,229,672 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

CUSIP NO. 03852U106	13G

Item 1 (a).       Name of Issuer:

Aramark Holdings Corporation

Item 1 (b).       Address of Issuer’s Principal Executive Offices:

1101 Market Street
Philadelphia, PA  19107

Item 2 (a).       Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons): (1) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“Advisors”); (2) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“THL Equity VI”); (3) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund VI”); (4) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund VI”); (5) THL Equity Fund VI Investors (Aramark), LLC, a Delaware limited liability company (“THL Aramark”); (6) THL Coinvestment Partners, L.P., a Delaware limited partnership (“THL Coinvestment”; together with Advisors, THL Equity VI, Parallel Fund VI, DT Fund VI and THL Aramark the “THL Funds”); (7) Putnam Investment Holdings, LLC, a Delaware limited liability company (“Putnam”); (8) Putnam Investments Employees’ Securities Company III, LLC, a Delaware limited liability company (“Putnam III”; together with Putnam the “Putnam Entities”).

Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the general partner of THL Coinvestment.  In addition Thomas H. Lee Partners, L.P. is the managing member of THL Equity Advisors VI, LLC, which in turn is the general partner of THL Equity VI, Parallel Fund VI, DT Fund VI and THL Aramark.  Advisors is the attorney-in-fact for Putnam Investments, LLC, which is the managing member of Putnam, which in turn is the managing member of Putnam III.

The THL Entities and the Putnam Entities have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is filed with this Schedule 13G as Exhibit A and pursuant to which the THL Entities and the Putnam Entities have agreed to file this statement jointly in accordance with the provisions of rule 13d-1(k) under the Securities Exchange Act of 1934.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

For the THL Entities:
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

For the Putnam Entities:
c/o Putnam Investments, LLC
One Post Office Square
Boston, MA 02109

CUSIP NO. 03852U106	13G

Item 2 (c).       Citizenship:

Thomas H. Lee Advisors, LLC – Delaware
Thomas H. Lee Equity Fund VI, L.P. – Delaware
Thomas H. Lee Parallel Fund VI, L.P. – Delaware
Thomas H. Lee Parallel (DT) Fund VI, L.P. – Delaware
THL Equity Fund VI Investors (Aramark), LLC – Delaware
THL Coinvestment Partners, L.P. – Delaware
Putnam Investment Holdings, LLC – Delaware
Putnam Investments Employees’ Securities Company III LLC – Delaware

Item 2 (d).       Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2 (e).       CUSIP Number:

03852U106

Item 3.	Not Applicable

Item 4              Ownership

Item 4(a)	Amount Beneficially Owned

This Schedule 13G is being filed on behalf of the Reporting Persons.  The Reporting Persons may be deemed to beneficially own in the aggregate 39,865,672 shares of the Issuer’s Common Stock, representing, in the aggregate, 17.32% of the Issuer’s Common Stock.  The percentage of Common Stock held by the Reporting Persons is based on 230,229,672 shares of Common Stock of the Issuer outstanding as of January 24, 2014 (the “Outstanding Shares”), as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 5, 2014.

Reporting Persons other than Advisors are the record owners of the 39,865,672 shares of Common Stock of the Issuer and are parties to that certain Amended and Restated Stockholders Agreement, dated as of December 10, 2013, by and among the Issuer, ARAMARK Intermediate HoldCo Corporation and the other stockholders named therein (the “Stockholders Agreement”).  The Stockholders Agreement provides, among other things, that the board of  directors of the Issuer (the “Board”) shall include a designee of each of (i) the THL Investor Group (the members of which are THL Equity VI, Parallel Fund VI, DT Fund VI, THL Coinvestment, Putnam, Putnam III and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by Thomas H. Lee Partners, L.P. (“Thomas H. Lee Partners”), (ii) an affiliate of CCMP Capital Advisors, LLC (“CCMP”) or, if such affiliate is no longer a member of the CCMP Investor Group, then, the CCMP Investor Group (i.e., certain affiliates of CCMP

CUSIP NO. 03852U106	13G

and J.P. Morgan Partners, LLC (“J.P. Morgan Partners”) and certain of their permitted transferees), (iii) the GSCP Investor Group (i.e., certain affiliates of GS Capital Partners V Fund, L.P. (“GS Capital Partners”) and certain of their permitted transferees) and (iv) the WP Investor Group (the members of which are Warburg Pincus Private Equity IX, L.P. and any permitted transferee thereof which is an investment fund that is directly or indirectly managed or advised by Warburg Pincus LLC (“Warburg Pincus”), subject to certain limitations.  The Stockholders Agreement further provides that each of the THL Investor Group , the CCMP Investor Group, the GSCP Investor Group, the WP Investor Group and Joseph Neubauer (or his estate and any transferee of Mr. Neubauer or his estate) shall vote all of its shares to effect the provisions of the Stockholders Agreement, including, but not limited to, the obligation to vote in favor of any prospective Director designated or nominated in accordance with the Stockholders Agreement.

Because of the foregoing, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with CCMP, J.P. Morgan Partners, GS Capital Partners, Warburg Pincus, Mr. Neubauer and certain of their affiliates.  As a result, the Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be beneficially owned by such persons.  Accordingly, on this basis, the Reporting Persons might be deemed to beneficially own, in the aggregate, (i) the 19,932,836 shares of Common Stock of the Issuer reported as beneficially owned by CCMP on that certain Schedule 13G filed by CCMP with the SEC on or about the date hereof, (ii) the 19,932,836 shares of Common Stock of the Issuer reported as beneficially owned by J.P. Morgan Partners on that certain Schedule 13G filed by J.P. Morgan Partners with the SEC on or about the date hereof, (iii) the 39,865,672 shares of Common Stock of the Issuer reported as beneficially owned by GS Capital Partners on that certain Schedule 13G filed by GS Capital Partners with the SEC on or about the date hereof, (iv) the 40,711,877 shares of the Issuer’s Common Stock reported as beneficially owned by Warburg Pincus on that certain Schedule 13G filed by Warburg Pincus with the SEC on or about the date hereof, and (v) the 18,058,446 shares of Common Stock of the Issuer reported as beneficially owned by Mr. Neubauer on that certain Schedule 13G filed by Mr. Neubauer with the SEC on or about the date hereof.  Except as described above, the Reporting Persons do not have actual knowledge of any shares of Common Stock of the Issuer that may be beneficially owned by each of CCMP, J.P. Morgan Partners, GS Capital Partners, Warburg Pincus, Mr. Neubauer and their affiliates.  The foregoing summary of each Schedule 13G referenced above is qualified in its entirety by reference to each such filing.

The following shares were owned by the Reporting Persons on December 31, 2013:

Advisors owned  39,865,672 shares of the Issuer, representing approximately 17.32% of the Outstanding Shares.

THL Equity VI owned  21,952,014 shares of the Issuer, representing approximately 9.53% of the Outstanding Shares.

CUSIP NO. 03852U106	13G

Parallel Fund VI owned 14,864,735 shares of the Issuer, representing approximately 6.46% of the Outstanding Shares.

DT Fund VI owned  2,596,570 shares of the Issuer, representing approximately 1.13% of the Outstanding Shares.

THL Aramark owned 188,046 shares of the Issuer, representing approximately 0.08% of the Outstanding Shares.

THL Coinvestment owned  40,273 shares of the Issuer, representing approximately 0.02% of the Outstanding Shares.

Putnam owned  112,039 shares of the Issuer, representing approximately 0.05% of the Outstanding Shares.

Putnam III owned 111,995 shares of the Issuer, representing approximately 0.05% of the Outstanding Shares.

Each of the Reporting Persons disclaims beneficial ownership of the shares listed in this report, and this report shall not be deemed an admission the Reporting Persons is the beneficial owner of the securities for the purpose of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

Item 4(b)         Percent of Class

See Item 4(a) hereof

Item 4(c)         Number of Shares as to which Such Person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page

(ii)	Shared power to vote or to direct the vote:
See Item 6 of each cover page

(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of each cover page

(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page

Item 5.            Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.            Ownership of More Than Five Percent on Behalf of Another Person

Other than set forth herein, no knowledge of anyone owning 5% or more.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

CUSIP NO. 03852U106	13G

Item 8.            Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9.            Notice of Dissolution of Group

Not Applicable.

Item 10.          Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	THOMAS H. LEE ADVISORS, LLC

	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	THOMAS H. LEE EQUITY FUND VI, L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	THOMAS H. LEE PARALLEL FUND VI, L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

	By:	THL Equity Advisors VI, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	THL EQUITY FUND VI INVESTORS (ARAMARK), LLC

	By:	THL Equity Advisors VI, LLC, its manager
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	THL COINVESTMENT PARTNERS, L.P.

	By:	Thomas H. Lee Partners, L.P., its general partner
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	PUTNAM INVESTMENT HOLDINGS, LLC

	By:	Putnam Investments, LLC, its managing member
	By:	Thomas H. Lee Advisors, LLC, its attorney-in-fact
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III, LLC

	By:	Putnam Investment Holdings, LLC, its managing member
	By:	Putnam Investments, LLC, its managing member
	By:	Thomas H. Lee Advisors, LLC, its attorney-in-fact
	By:	THL Holdco, LLC, its managing member

	By:	/s/ Charles P. Holden
		Name:	Charles P. Holden
		Title:	Managing Director